Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 13, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on May 7, 2024

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and year ended March 31, 2024, conducted on May 7, 2024. Also please note that this transcript of the call has been uploaded on our website and are available at the following link.

Weblink: https://www.drreddys.com/cms/cms/sites/default/files/2024-05/DRL_Q4%20and%20FY24%20Earnings%20Call%20Transcript_7May2024.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's

Q4 and FY24 Earnings Conference Call

May 7, 2024

Management:	Mr. G. V. Prasad: Co-Chairman & Managing
Director
Mr. Erez Israeli: Chief Executive Officer
Mr. Parag Agarwal: Chief Financial Officer
Ms. Richa Periwal: Head - Investor Relations
& Corporate Analytics

Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Moderator:	Ladies and gentlemen, good day and welcome to the Q4 and full year FY24 Earnings Conference Call of Dr. Reddy's Laboratories Limited.

As a reminder, all participant lines will be in the listen only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Ms. Richa Periwal. Thank you and over to you, ma'am.

Richa Periwal:	Thank you. A very good morning and good evening to all of you and thank you for joining us today for the Dr. Reddy’s Earnings Conference Call for the quarter and full year ended March 31, 2024.

Earlier during the day, we have released our results and the same is also posted on our website. This call is being recorded and the playback and transcript shall be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements. The discussion today contains certain non-GAAP financial measures. For a reconciliation of GAAP to non-GAAP measures, please refer to our press release.

To discuss the business performance and outlook, we have the leadership team of Dr. Reddy’s comprising Mr. G. V. Prasad - our Co-Chairman and Managing Director; Mr. Erez Israeli - our CEO; Mr. Parag Agarwal - our CFO and the entire Investor Relations team. Please note that today's call is copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in the press or media outlet, without the companies expressed written consent.

Before I proceed with the call, I would like to remind everyone that the safe harbor contained in today's press release also pertains to this conference call.

Now, I hand over the call to Mr. G. V. Prasad. Over to you, sir.

G. V. Prasad:	Thank you, Richa. Good morning and good evening to all the participants here. Welcome to the annual Earnings Call of Dr. Reddy’s. I am delighted to be here today along with the members of the Management Team and the IR team. As many of you know, I join the Earnings Call each year at the end of the financial year.

FY24 marks our 40th year of serving patients, with a legacy of innovation, affordability and sustainability. Guided by our purpose of ‘accelerating access to affordable and innovative medicines’ for our patients, in the last four decades, we have moved from our beginning as an API business to generics and OTC medicines, biosimilars, drug discovery and services. As we bring to life our credo of ‘Good Health Can't Wait’, we have accelerated our journey through licensing and collaboration in the areas of novel medicines and consumer health.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

We delivered strong financial results in FY24. Our growth and profitability this year have been driven by our performance in the U.S. We have also made significant progress on future growth drivers through licensing, collaboration, and pipeline building. Our focus in 2025 will be to further strengthen our core businesses through superior execution as we invest and build the future growth drivers.

I am grateful to our people, the healthcare community, partners, stakeholders for the trust reposed in us. We are committed to increasing the number of patients we serve around the world through our exciting pipeline of products and services. As we do this, we remain committed to the elements of sustainability – preserving the environment, positive social impact and good governance.

With this, I'd like to hand over the call to Parag for taking you through the financial performance of the company.

Parag Agarwal:	Thank you, Prasad. Greetings to everyone and I hope you are doing well. I am pleased to take you through our financial performance for quarter 4 as well as for the full year of fiscal 2024.

As indicated earlier by Prasad, FY24 has been yet another year of outstanding financial performance, with all-time high revenues of over $3.3 billion, and highest ever profits. This fiscal, we recorded a double-digit growth in revenues, EBITDA as well as PAT.

For this section, all amounts have been translated into U.S. dollar at a convenience translation rate of Rs. 83.34, which is the rate as of March 31st, 2024.

Consolidated revenues for the fourth quarter stood at Rs. 7,083 crores, which is $ 850 million and grew by 12% on year on year basis, with a sequential decline of 2%. Adjusted for brand divestment income in India, on a re-based comparator, the underlying overall growth was higher at 17% on YoY basis. The underlying YoY growth is largely driven by the generics business in U.S. and Emerging Markets. The QoQ decline is mostly on account of decline in revenues from Russia, the U.S. and India. The revenues for the financial year 2024 stood at Rs. 27,916 crores, that is $3.35 billion and grew by 14%. The growth was primarily driven by improvement in the base business volumes across several geographies.

Consolidated gross profit margin stood at 58.6% for the quarter, an increase of 140 basis points over previous year and 7 basis points sequentially. The YoY increase was on account of improvement in product mix and productivity linked cost savings, partially offset by brand divestment income during the previous period. Gross margin for Global Generics and PSAI were at 62.0% and 28.6% respectively.

Consolidated gross margin for FY24 stood at 58.6%, an increase of 193 basis points over FY23. Gross margin for the Global Generics and PSAI business were 62.9% and 23.2% respectively for full fiscal FY24.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

The SG&A spend for the quarter is Rs. 2,048 crores, which is $246 million, an increase of 14% YoY and 1% QoQ. The YoY increase is primarily on account of investment in sales & marketing activities and new business initiatives. The SG&A cost as % to sales were 28.9% and is higher by 34 basis points YoY and 87 basis points QoQ. The SG&A spend for the year is Rs. 7,720 crores, that is $926 million and has grown by 13%, largely in line with the business growth. The SG&A cost as a percentage to sales was 27.7%, which is in line with the previous year. While we continue to invest in strengthening our existing brands, in digitization initiatives, expanding into new businesses to create future growth platforms and developing our talent, we are focused on operational excellence and productivity improvement across all aspects of our operations.

We continue to invest in R&D to support future business growth. The R&D spend for the quarter is Rs. 688 crores, which is $83 million, an increase of 28% YoY and 24% QoQ. The R&D spend is at 9.7% of sales and is higher by 119 basis points YoY and 200 basis points QoQ. The R&D spend for FY24 is Rs. 2,287 crores, that is $274 million and has grown by 18%. R&D percentage to sales for the year stood at 8.2% as against 7.9% during the last fiscal. The increase is primarily on account of higher number of filings and our development efforts to build a healthy pipeline of complex products across our markets, for both small molecules and biosimilars.

The other operating income for the quarter is Rs. 66 crores as compared to Rs. 28 crores for the same quarter last year. The other operating income for the fiscal is Rs. 420 crores as compared to Rs. 591 crores last year. The other operating income was lower on account of one-time settlement income reported in the previous year.

The EBITDA for the quarter is Rs. 1,872 crores, that is $ 225 million, a growth of 15% YoY and a decline of 11% QoQ. The EBITDA margin stood at 26.4% and is higher by 53 basis points YoY and lower by 283 basis points QoQ. The EBITDA for the year is Rs. 8,301 crores, that is $996 million, recording a growth of 14%. EBITDA margin for the year is at 29.7%, which is largely in line with the previous year.

The net finance income for the quarter is Rs. 102 crores, as compared to Rs. 80 crores for the same quarter last year. The net finance income for FY24 stood at Rs. 399 crores, as compared to Rs. 285 crores last year.

Profit before tax for the quarter stood at Rs. 1,602 crores, that is $192 million, a growth of 21% YoY and a decline of 12% over previous quarter. Profit before tax for the year stood at Rs. 7,187 crores, that is $862 million, recording a YoY growth of 19%.

Effective tax rate (ETR) for the quarter has been lower at 18.4% and that for the year has been at 22.5%. The ETR during the quarter is lower due to a one-time benefit accruing on account reversal of a tax provision, re-measurement of Deferred Tax asset owing to increase in US state tax liability and adoption of corporate tax rate under section 115BAA of the Income Tax Act. The ETR was lower for full fiscal FY24, mainly due to adoption of corporate tax rate under section 115BAA of the Income Tax Act of India. We expect our normal ETR to be in the range of 24% to 25%.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Profit after tax for the quarter stood at Rs. 1,307 crores, which is $157 million, posting a growth of 36% YoY and a decline of 5% over previous quarter. Profit after tax for the year stood at Rs. 5,569 crores, that is $668 million, a YoY growth of 24%.

Reported EPS for the quarter is Rs. 78.4 and that for the year is Rs. 334.

Operating working capital as of 31st March 2024 was Rs. 11,293 crores, which is $1,355 million, an increase of Rs. 482 crores, which is $58 million over December 31, 2023. The increase is mainly driven by higher inventory and receivables.

Our capital investments in this quarter stood at Rs. 503 crores, which is $60 million and Rs. 1,518 crores which is $182 million during the year. The free cash flow generated during this quarter was Rs. 529 crores, which is $63 million. The free cash flow generated during this year before acquisition related pay-out was at Rs. 2,672 crores, which is $321 million. Consequently, we now have a net surplus cash of Rs. 6,459 crores, that is $775 million as on March 31, 2024.

Foreign currency cash flow hedges in the form of derivatives for the U.S. dollar are $903 million, hedged around a rate of Rs. 83.6 and 84.20 to the dollar, maturing over next 12 months with knock in available, which allows participation when U.S. dollar strengthens and for the Ruble are RUB 2,550 million at the rate of Rs. 0.882 to the Ruble maturing in the next 3 months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli:	Thank you, Parag, and a very good morning and good evening to everyone.

FY24 has been a year of progress across our businesses. We focused on our strengths, while also identifying and maximizing opportunities to diversify and differentiate our business, leveraging new technologies and driving efficiencies. Dr. Reddy’s delivered a strong full year performance, with highest ever revenues and EBITDA.

Let me take you through some of the key highlights of the year as well as the most recent quarter:

We have double digit revenue growth in Q4 at 12% and for the full year at 14%. Our reported EBITDA margins stood at 26% plus for the quarter, whereas we ended the full year at a robust 30% plus. We delivered higher returns with our annualized ROCE at 35.5%. Net cash surplus was $775 million as we exited the year.

We have consistently maintained that strategic collaborations will play an important role in our growth story. Apart from growing our core business of generics, we invested in businesses of the future under the three spaces of consumer health, digital therapeutics, and access to novel molecules.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Recently, we have joined hands with the global FMCG giant, Nestlé, to form a joint venture (JV) company to bring nutraceuticals to consumers in India. The JV will leverage the trusted global brands of Nestlé Health Science and the well-established commercial capabilities of Dr. Reddy’s in India.

In Q4, we entered into an exclusive partnership with Sanofi to market and distribute its vaccine brands in India. This has taken us to the second position amongst vaccine players.

Our partnership with Bayer in India for the second brand of the molecule, Vericiguat, brings this new class of drugs in heart failure management to patients in India, in and beyond metros in Tier-I and Tier-II towns and strengthens our play in the chronic segment.

Our partnership with Pharmazz enables us to market Centhaquine in India, which has demonstrated significantly better and promising outcomes in the management of hypovolemic shock.

Our long-running strategic collaboration with Amgen was recently strengthened with an agreement to bring to India, romosozumab injection, under their brand Evenity®, which is used to treat osteoporosis in women after menopause, who are at high risk of fracture.

As part of our self-care and wellness business in the United States, we acquired MenoLabs, a portfolio of women’s dietary supplement brands, from Amyris, Inc.

We entered the UK consumer health market with the launch of allergy medication, Histallay.

We launched Bevacizumab, our first biosimilar in the UK.

In the digital therapeutics space, after a successful launch in India, the drug-free migraine management device, Nerivio®, has now been extended to Europe, starting with Germany and also to South Africa.

Further, we have launched a Condition Management program in India called ‘DailyBloom IBS’, India’s first-ever digital integrated care plan to manage Irritable Bowel Syndrome.

In 2023, we had undertaken a pilot launch of a direct-to-consumer, e-commerce website, ‘Celevida Wellness’, for diabetes nutrition. We have decided to wind down the pilot to repurpose our resources to other initiatives.

On the regulatory front, the USFDA has provided a VAI status to two of our facilities in Bachupally, Hyderabad - our formulations manufacturing facility, FTO-3, following their routine cGMP inspection in October 2023 as well as our R&D facility, following their GMP and Pre-Approval Inspection in December 2023.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

The USFDA has issued a Complete Response Letter to our Biologics License Application. This has no impact on the development or manufacturing of any current or pipeline product. We will continue to work closely with the USFDA to address and resolve all concerns within stipulated timelines.

We have delivered consistent industry-leading performance across key ESG ratings. We have been included in the S&P Global Sustainability Yearbook 2024 for the 4th consecutive year, making it to the top 10% score category for the first time. We received an ‘A’ rating in CDP Supplier Engagement, which is in the Leadership Band. Also, we are the only Indian Pharma company to get an ‘A minus’ rating in Climate Change and Water Security for our 2023 CDP disclosures.

Through all these efforts, including the learnings from challenges, we remain committed to meet the unmet needs of patients and to enhance the standard of care. We continue to be a ‘partner of choice’, given our commercial strengths and footprint, our strong governance, ESG and progressive people practices, and of course, our financial discipline.

Now, let me take you through the key business highlights for the quarter and the full year. Please note that all references to the numbers in this section are in respective local currencies.

Our North America Generics business recorded revenues of $392 million for the quarter, with a growth of 26% on YoY and a sequential decrease of 3%. On a full year basis, we recorded revenues of $1,568 million, with a growth of 24% over the previous year. The increase was largely on account of market share expansion in certain key products, integration of the acquired Mayne portfolio and forex gains. This was partially offset by price erosion. We launched 5 new products during the quarter and a total of 21 products this fiscal. We expect the launch momentum to continue in FY25.

Our European Generics business recorded revenues of €58 million this quarter, with a YoY growth of 3% and a sequential growth of 4%. On a full year basis, the revenues were €228 million, recording a growth of 9%. The improvement in base business volumes and contribution from new product launches during the year helped offset price erosion. During the quarter, we launched a total of 6 products across markets, taking the aggregate launches in Europe for the fiscal to 42.

Our Emerging Markets Generics business recorded revenues of Rs. 1,209 crores in Q4, a YoY growth of 9% and a sequential decline of 6%. On a full year basis, Emerging Market revenues were Rs. 4,864 crores, a growth of 7%. On a YoY basis, market share expansion and revenues from new products, more than offset the unfavorable forex. We launched 17 new products during the quarter across various countries of the Emerging Markets and a total of 106 in FY24. Within the segment, the Russia business grew by 9% on YoY basis but declined 13% sequentially in constant currency. Similarly, on a full year basis, Russia grew 16%.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Excluding the income from brands divested last year, India business recorded a double-digit YoY growth of 11% in Q4, a sequential decline of 5% and a 5.5% growth for the fiscal. As per IQVIA, our IPM rank was at 10 for the quarter and 11 for FY24. Including the divestment income, our India business recorded revenues of Rs. 1,127 crores in Q4, with a YoY decline of 12%. On a full year basis, revenues were Rs. 4,641 crores, a decline of 5% over the previous year.

Our focused brand approach, coupled with sales-rep productivity improvement has led to steady improvement in our performance during the quarter. 3 new brands were launched this quarter, taking the total number of brands launched to 13 this year.

Our PSAI business recorded revenues of $99 million in Q4FY24, with a year-over-year growth of 4% and sequential growth of 5%. On a full year basis, the revenues were $359 million, with a marginal decline of 1% over the previous year. We filed 48 Drug Master Files this quarter, taking the annual total to 133.

We continue to focus on research and development to create a robust product pipeline, that would drive future growth. Our R&D investments this quarter stood at Rs. 688 crores, up 28% year on year, driven by our biosimilar products pipeline as well as development efforts across generics and our novel oncology assets in Aurigene. Further, we will complement our in-house efforts with partnerships and collaborations to develop innovative solutions. We have done 21 global generic filings, including 9 ANDAs and 1 NDA in U.S. during Q4FY24. Total number of global filings for the year stands at 43, with 17 ANDAs and 2 NDAs in the U.S.

Our capital allocation priorities remain unchanged, with our number one priority being to reinvest in the business, both in the pipeline as well as in building businesses of the future. Our strong balance sheet provides financial flexibility, and we remain committed to pursuing valueenhancing business development transactions to augment our organic growth efforts. As we exit the fiscal year on a positive note with a robust financial performance and strategic moves that take us a step closer towards our medium to long-term goals, I look forward to sustained growth momentum in the base businesses and seamless integration of acquired assets in the next fiscal.

With this, I would like to open the floor for questions and answers.

Moderator:	Thank you very much. We will now begin the question-and-answer session. Anyone who wishes to ask a question may press ‘*’ and ‘1’ on their tough-tone telephone. If you wish to withdraw yourself from the question queue, you may press ‘*’ and ‘2’. Participants are requested to please use handsets while asking a question. Ladies and gentlemen, we will wait for a moment while the question queue assembles. The first question is from the line of Neha Manpuria from Bank of America. Please go ahead.

Neha Manpuria:	Thanks for taking my question. My first question is on the Nestlé JV that we announced last month. If you could give us some color on, when we should start looking at probably roll out of these brands and how should we think about ramp up of the entire JV revenue flowing through?

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Will it take a couple of years before it starts, contributing to margins or would there be some incremental investment required? And just to follow on on that, will the JV contribution be over and above the double-digit growth in India that we have talked about in the past? Is that the way we should think about it?

Erez Israeli:	Yes, it is going to be above that and at the same time, it will take time to bring the brands that are currently outside of India, to register them, to adjust them to the India regulatory needs or the taste of the people and obviously to build the brands in India. So, the way the JV will work is both parties are bringing the current nutraceuticals through the JV. And then, there’s a certain sequence to bring the brands, primarily of Nestlé Health Science to India – register, qualifying them, building them. Likely that in the first three years, it will be some level of investment, it is not going to be a material investment in terms of total effort, but the revenues will come only in the years after that.

Neha Manpuria:	Essentially, I should assume that this starts contributing to the India business probably post FY26?

Erez Israeli:	It will be post FY26, likely even post FY27. So the first couple of years will be years in which we will bring those products and build the brands in a certain sequence. So, normally people will see the growth, but this has the potential to be a meaningful business, but it will take time to build it.

Neha Manpuria:	Great. And my second question is on the R&D spend - we have a pretty high R&D spend this quarter, you talked about it in your opening remarks. When can we start seeing the complex product pipeline that we are talking about, or the biosimilars, contribute to earnings, particularly in the U.S. market? Some of the areas if you could talk about and the guidance for next year for R&D, please?

Erez Israeli:	Yes. So, in terms of contribution to the growth, the small molecules, we will see that already in FY25, some of them and more of them in FY26 and some of them in FY27-28. So, this is the pipeline that we have discussed in the past. In terms of the biosimilars, what will come from internal activity is, likely that in FY27, we will start to see the products coming. The level of R&D for next year will be around 8.5% to 9%. This is the range most likely we are going to have.

Moderator:	Thank you. The next question is from the line of Kunal Dhamesha from Macquarie Capital. Please go ahead.

Kunal Dhamesha:	Good evening, thank you for the opportunity. So, first one on the U.S. business, just a clarity, you have said that there was a base erosion on quarter-on-quarter basis, so would the base include generic Revlimid contribution as well when you say base erosion?

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Erez Israeli:	Yes, the quarter obviously includes the sales of Lenalidomide. The decline is a combination of sequence of service - it is not a market share loss - it is more of a sequence of supply as well as certain price erosion that was on the base business, unrelated to Lenalidomide.

Kunal Dhamesha:	Sure, and in terms of the U.S. price revision, while it continued, have you seen any change in the recent trend where it is again accelerating at a higher pace in recent months?

Erez Israeli:	So, the overall sentiment is unchanged. Still the lion share, I think, of the interest is sustainability of service and supply and this is still the case. At the same time, we did face competition in some of our big products and in those products, we did see price erosion, which to some extent was compensated by growth of other products. So, on those specific products, we did see price erosion.

Kunal Dhamesha:	And for the next year, how many product launches we have planned for the US market?

Erez Israeli:	So, about, twenty plus.

Moderator:	Thank you. The next question is from the line of Saion Mukherjee from Nomura. Please go ahead.

Saion Mukherjee:	Hi, thanks for taking the question. I have just one question on R&D. We have seen a significant step up and as you mentioned in your guidance, it looks like you are talking about more than $300 million of R&D spend next year. If you can provide like where this money is being spent, in terms of biosimilars or NCE research and other generics activity?

Erez Israeli:	So, the R&D is spent obviously on the small molecules as well as the big molecules. I think the main contribution to the growth is the timing of the clinical trial of the biosimilars, which is about 20% of the R&D spend. So, if you wish, between the small molecules and the big molecules, you have about 60% that goes to the small molecules, about 20% that is going to the biosimilars and the 20% that goes to either API or other initiatives, like licensing-in, and activities like that.

Saion Mukherjee:	Ok, thanks. And my second question would be, how do you see the growth in emerging markets in the years ahead, particularly with respect to China and some of the key markets like Brazil, if you can talk about your outlook for fiscal 2025 and 2026?

Erez Israeli:	So, it will continue to grow. It will continue to grow in double digits. China looks good. We are now consistently submitting 14-15 products a year. So, this is likely to continue. And, also, we got some interesting approvals. So, overall in constant currency, I believe that, we are in a good shape. Obviously, there is a risk of forex, this remains the same. We have certain level of protection, but obviously if it will come, it may offset it, but overall, it looks good.

Moderator:	Thank you. The next question is from the line of Balaji Prasad from Barclays. Please go ahead.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Mikaela Franceschina:	Hi everyone, this is Mikaela. I am for Balaji. Thanks for taking our questions. So, we see you launched 4 new products in the US during the quarter. Could you just provide a little bit more detail on these launches? And my second question is, if you could provide a bit more detail on the CRL issue to the BLA for biosimilar Rituximab. What are the next steps here and what does this entail?

Erez Israeli:	Yes, on the launches this quarter, as I mentioned, we launched 5 products during the quarter. We kind of mentioned the names along the way. We will try to provide it to you in a second. As per the CRL, we got certain questions, primarily about the CMC of the product. And we are planning to address that around the September timeframe. And then, obviously I am assuming, it is a six month goal date after that.

Moderator:	Thank you. The next question is from the line of Tarang Agrawal from Old Bridge. Please go ahead.

Tarang Agrawal:	Hi, congrats for a really strong set of numbers. Just a couple of questions. Capital expenditures stepped up quite a lot in both FY23 and FY24. If I look at 2024 alone, its roughly Rs. 2,700 crores of capex. So if you could just give us a sense, in terms of a broad set of baskets, where this Rs. 2,700 crores would have been deployed. So, that is number one. Second, till date if between P&L and balance sheet, if you could give us a sense on what your cumulative investments in biosimilars has been and third, just a general sense on where your overall biosimilar business is at?

Erez Israeli:	So, about capex. First of all, most of our capex is growing towards expansion, let us say give or take around 75% of it is going to expansions and normally, the other is going what we call maintenance. The maintenance is also whether you need to replace certain stuff or related to compliance or investment in digital, etc. Also, in the future, in terms of distribution of the capex, also for next year, we are investing primarily the capex in products that we want to launch and we will create capacity, both in the API as well as in our injectable facilities. So more than 50% of the capex is going that direction. In addition to that, we are building additional capacity in our biologics plant in Bachupally as well as in our APSL services on both biologics and small molecules. So, by and large, this is where the capex is going. Is it sufficient? I don't remember the rest of the question.

Tarang Agrawal:	Yeah, this is alright. So, when you say expansion, these are broad buckets. I mean it is going into API, injectable, biologics and Aurigene, right?

Erez Israeli:	Correct.

Tarang Agrawal:	Okay. If you could give us an update on your biosimilar business from here on and what have your cumulative spends been on this business till March 2024?

Erez Israeli:	So, in terms of biosimilar. Just to remind us all, we decided to focus on products that we have a chance to be ‘first to market’. And when we initiated that strategy, we kind of bypassed the products that we had the chance to be late to market. So, our first meaningful products will come in 2027 and after that more products will follow. Right now, we are not discussing specific names, but that is the overall plan. What you can assume, and I mentioned it before that if 20% is going to R&D, this is give or take, also at the level of flows that we have in here, because right now we don't have meaningful sales to cover for it. And this is something that is likely to breakeven and beyond, to be profitable once we will launch in FY27 our first biosimilar in Europe and United States.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Tarang Agrawal:	So, therefore, would it be safe to presume an investment of anywhere between $50 to $60 million per annum on biosimilars? Would that be a reasonable estimate from here on?

Erez Israeli:	Yes, in the ballpark.

Moderator:	Thank you. The next question is from the line of Nitesh Dutt from Burman Capital. Please go ahead.

Nitesh Dutt:	Thanks for the opportunity. I have a question on our manufacturing strategy for the India business. So, I just want to understand, number one, what percentage of your manufacturing in India is being turned in-house versus outsourced? And are you expecting to maintain a similar mix going forward and second for the outsourcing part, how many suppliers do we typically have? Is it like a fragmented supplier base or consolidated amongst a few companies?

Erez Israeli:	So, when you say supply, you mean global or for India?

Nitesh Dutt:	India.

Erez Israeli:	So, right now, about 60% of what we do is in-house, give or take, and likely that these numbers will increase in the future because we do have localizations of some of these products in the future. As for the numbers of partners, I don't recall the exact number, but I am assuming that it is a double digit, but I don't have the exact number on top of my head.

Nitesh Dutt:	Got it. And a follow up on that, the government has been placing a lot of emphasis on stricter implementation of Schedule M norms and quality standards, right. So how can it impact our procurement strategy on the outsourcing front? So, can it lead to some sort of consolidation of supplier base or maybe an increase in the procurement cost etc., because if the quality cost increases for our suppliers then our COGS might increase.

Erez Israeli:	So, I can tell you that for Dr. Reddy’s we have one standard of quality. We believe that all people deserve the same quality, no matter what is their nationality, and that is the policy of Dr. Reddy’s. We encourage everybody to do the same. So, for us any guidance in this direction, we see that as an opportunity and if there are people that need to upgrade their system, it is good for India.

Moderator:	Thank you. The next question is from the line of Tushar Manudhane from Motilal Oswal Financial Services. Please go ahead.

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Tushar Manudhane:	So on Rituximab, just trying to understand the progress as far as the Europe filing is concerned?

Erez Israeli:	Rituximab, we are planning to launch in the UK. As we speak, we did not do it yet. So, we believe that we should get the approval soon. We are after the qualifications in the UK, and we are waiting for the inspection of the EMA as well.

Tushar Manudhane:	Understood. Secondly, on the inventory, I see quarter-on-quarter reasonable increase, if you could explain that?

Parag Agarwal:	Let me take that question. The increase in inventory is primarily because of some of the geopolitical risks which are there, which are having some impact on the routes of supply. So, we proactively build inventory to make sure that there is no loss of sales. That is the primary reason for the increase.

Tushar Manudhane:	Understood. And lastly, sir, this SG&A expense also, we have seen an increase over past 3-4 quarters. So is this the run rate to consider for FY25 or will there be further increase in this?

Parag Agarwal:	Overall, if you look at the SG&A expenses this year for the full year, as a percentage to sales, it is about 27.7%, which is the same as last year. Now quarter-on-quarter, you will find fluctuations happening. Broadly, we are investing behind our brands and sales & marketing, behind our capabilities, while also driving productivity. Broadly, I would say that SG&A over the next 12 months or so, as a percentage to sales would remain in the similar range.

Moderator:	Thank you. The next question is from the line of Ankush Mahajan from Axis Securities. Please go ahead.

Ankush Mahajan:	Thanks for the opportunity. Sir, if you see that we have U.S. sales of $390 million. On sequential basis, it has decreased. Just trying to understand, sir, if this decrease is in the base business or in the gRevlimid business?

Erez Israeli:	The sequential decline, part of it is normal pattern of ordering of the product and part of it is some price erosion that we got on a few products. It is a combination of both.

Ankush Mahajan:	Sir, what is the full year guidance of EBITDA margins for FY25?

Erez Israeli:	So, as you know, we are not giving guidance. In general, we are repeating that in the long term, the place that we want to be is 25% EBITDA with 25% ROCE and double digit growth. It is something that we are consistently saying that this is the range that we would want to be in. Sometimes, we will be above it, sometimes will be below that, but we feel very comfortable that this is a place in which we can both invest for the future, and it allows us significant room for investing in the future, as well as bring very, very healthy return to the shareholders. This year, we will be, by and large, higher than that, but there will be timing where it can be even lower than that, but this is where we feel comfortable to be. So, we are now giving a kind of overall guidance, but we are not giving guidance for specific quarter or specific year.

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Ankush Mahajan:	So, sir, when we say 25% EBITDA margins, that includes gRevlimid also?

Erez Israeli:	Like I mentioned before, this is the overall guidance, not for specific products. As you can see, when we launch the product, our margins were higher, so you can do the math.

Moderator:	Thank you. The next question is from the line of Surya Patra from Philip Capital. Please go ahead.

Surya Patra:	Thank for the opportunity. Sir, my first question is on the pricing trend that you would be seeing for gRevlimid. And how sustainable the pricing trend currently we are having for that? Because there are multiple rounds of new player entries that we have seen, so whether that has impacted the realization potential of the product in the recent period?

Erez Israeli:	So, I am not going to discuss quantities or prices of this product. We need to remain confidential to our agreements. And what we can say is that, it is going to stay a meaningful product for us throughout the period of the agreement.

Surya Patra:	Then my first question would be on the domestic formulation business. So, obviously as per your indication, that you have taken multiple initiatives, to either introduce branded products or to expand qualitative products, long term, sustainable growth driving kind of products for the domestic formulation business. But in the initial period possibly may not contribute much. So, if you can give some sense, let’s say over a period of 3 years from now, what is the fair revenue mix that you should be seeing for your domestic formulation business?

Erez Israeli:	You can see that we have a flow of agreements that are coming. What we say is that the branded generic business that we have in India will grow. This quarter, its growth was in double digit, if you take out the divestments that we had in the same quarter last year and likely that this will continue. On top of it, we have started to launch, already, products. For example, we launched Nerivio® and we will launch other products that will come and this will be on top of it. So, naturally, the expectation of India is to grow beyond the growth that is expected from the branded generics. Right now, it looks like a very healthy pipeline that is coming up, on both the NCEs, the nutraceutical deals that I mentioned, etc. The expectation of both businesses, if you ask about the long term, is to be top five in India. If you want an assumption, it is the neighborhood of around Rs. 12,000 crores, somewhere in FY30. But this is obviously the neighborhood that we are striving to be in. We believe that this is what the top five, give or take, will be at that period of time.

Surya Patra:	But is it fair to believe, sir, this domestic formulation business is going to be the growth leader for Dr. Reddy’s over next few years? Is that fair to believe?

Erez Israeli:	Yes, absolutely. India is a very important market for us and we want to grow and we want to grow the rank. And it is a growth engine, but it is also our main hub for innovation, on both the back end as well as the front end. And the main place in which we believe that we can bring value, because most of the people that are collaborating with us have an interest in our brand in India as well as in our go-to-market capabilities.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Surya Patra:	My second question is about biosimilar business initiatives and also in collaboration with the R&D spend that we are likely to have. So whether you have talked about 9% kind of R&D spend guidance for the subsequent period, sir?

Erez Israeli:	I mentioned that 20% of R&D is going to biosimilars.

Surya Patra:	And are you indicating, in line with the quarterly trend of R&D spend as a percentage to sale, this is the kind of sustainable run rate going ahead?

Erez Israeli:	We believe that it is sustainable for us to be in, what I said 8.5% to 9%, and it could be some fluctuation depends on the timing of the Phase III of the products. But we believe that it is sustainable.

Surya Patra:	So, an extended question to that only, sir. So we know that, having seen the kind of challenges that is there about biosimilar success in the U.S. business and the kind of upfront investment that is required for each molecule to develop a biosimilar, so what is the kind of a ‘right to success’ that you do think for your biosimilar strategy?

Erez Israeli:	So, I mentioned the timelines before. We decided, at that time, to skip the products that will be late to market, in order to be among the first ones to launch the products and we still hope to do that. The second one is that we are not developing only for the U.S. Obviously, the U.S. is a very important market for us, but we are developing globally. And actually for us, it is about U.S., Europe, India and Emerging Markets and each one of them, on the molecules that we chose, are meaningful markets for us.

Moderator:	Thank you. The next question is from the line of Madhav Marda from Fidelity International. Please go ahead.

Madhav Marda:	Hi, good evening. Thank you so much for your time. Given that India is a core, sort of, focus market for us over the longer term, just wanted to get your thoughts on any risks that you see from rise of organized pharmacy retailing in the country, like it happens in most developed markets that we have seen over the past few years? And rise of generic-generic drugs in the country, which the government has also tried to push last year, obviously which didn't shape up. Just your thoughts on some of these factors and how they could play out for the country going ahead?

G. V. Prasad:	So, there have been several attempts to make this generic-generic business a success, but given the enforcement gaps in quality and concerns of doctors about quality, we feel that the branded generics business will continue for a while. We don't see any imminent danger of it being commoditized by generic-generics.

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Q4 and FY24 Earnings Conference Call Transcript May 7, 2024

Madhav Marda:	Given that some of the organized pharmacies come in, don't they solve for the quality angle?

G. V. Prasad:	Organized pharmacies are still a small portion of the overall sales. If you look at the mere market share, it is probably in the 12% to 15% range at the most.

Erez Israeli:	So, just to make sure, we do see, obviously, a certain portion, like, by the way, everywhere in the world, will become generic-generics. At the same time, the market is growing as well. We recognized that trend a long back and I discussed it in previous meetings. This is why our main efforts are about actually true innovation, patent protected, etc. We believe that the brands, our brands that we decided to continue to focus on, will stay for a while, like I just said.

Moderator:	Thank you. The next question is from the line of Bino Pathiparampil from Elara Capital. Please go ahead.

Bino Pathiparampil:	Hi, good evening. Just a question on a couple of products in the U.S. One, you had acquired this ANDA to generic Lumify® from Slayback Pharma. What is the status, when do you expect an approval? I believe it was already filed when you acquired it. When do you expect approval and launch?

Erez Israeli:	To the best of my knowledge, it is an approved product by now. You asked whether it has got approval - it is approved.

Bino Pathiparampil:	And, any timelines for the launch?

Richa Periwal:	We expect the launch to happen in this quarter only.

Bino Pathiparampil:	Second, believe you are also working on the peptides, so any update on how do you see the Liraglutide opportunity panning out over the next 2-3 years?

Erez Israeli:	So, indeed this is a very important segment for us, long term. We put a lot of efforts, we are still putting efforts on both the API as well as the finished goods. Globally, we are planning to do it in each one of the markets. Specifically for the products, both Victoza® and Saxenda®, obviously, we have, what we believe, are the dates of launch for each one of them and we want to launch when we can.

Bino Pathiparampil:	Now, is it like a couple of years away or 4 years away? What is the rough idea of when you see the opportunity coming up?

Erez Israeli:	For each one of these products, there is a date. I cannot confirm a date of launch.

Richa Periwal:	We will share it at an appropriate time.

Erez Israeli:	At this stage, we cannot, but whenever the market will be open, we are planning to be there.

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Moderator:	Thank you. Ladies and gentlemen, that will be the last question for today. I would now like to hand the conference over to Ms. Richa Periwal for closing comments. Over to you, ma'am.

Richa Periwal:	Thank you all for joining us for today's evening call. In case of any further queries, please get in touch with the Investor Relations team. Thank you once again on behalf of Dr. Reddy's Laboratories Limited. That concludes this conference. You may now disconnect your lines.

Moderator:	Thank you. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Ladies and gentlemen, we thank you all for joining us. You may now disconnect.

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